UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

mBeach Software, Inc.
(Exact name of registrant as specified in its charter)

Florida	333-159853	26-4742785
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

c/o David Lubin & Associates, PLLC
5 North Village Avenue, 2nd fl.
Rockville Centre, NY 11570
(Address of principal executive offices)

 (516) 887-8200
(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

mBEACH SOFTWARE, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about July 21, 2010 to the holders of record of shares of common stock (the “Common Stock”), of mBeach Software, Inc., a Florida corporation (the “Company”), is being furnished in connection with the appointment of Alexander Blaunstein and Bunim Brimmer to the Board of Directors of the Company (the “Board”). The appointment of Messrs. Blaunstein and Brimmer to the Board will become effective ten (10) days after the mailing of this Information Statement. The appointment of these individuals to the Board was a result of the consummation of the transactions described in the Stock Exchange Agreement (the “Exchange Agreement”) with Skin Cancer Scanning Ltd., an Israeli corporation (“SCS”) and its shareholders. At the closing on July 13, 2010 the shareholders of SCS transferred all of their shares of SCS to Skin Cancer Scanning, Inc., a wholly-owned subsidiary of mBeach incorporated in Nevada, so that mBeach currently owns all of the issued and outstanding shares of SCS.

A Current Report on Form 8-K was filed by the Company on July 15, 2010 regarding the consummation of the transaction with SCS and a description of the business of SCS.

One of the current directors of the Company, William Gaffney, will resign as the director of the Company, and  Alexander Blaunstein and Bunim Brimmer will become directors of the Company upon the tenth (10th) day after the mailing of this Information Statement.   No action is required by the shareholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Messrs. Blaunstein and Brimmer has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the other information provided herein. The principal executive offices of the Company are currently c/o David Lubin & Associates, PLLC, 5 North Village Avenue, 2nd fl, Rockville Centre, NY 11570.

GENERAL

On July 13, 2010, the Company consummated the closing of the transactions contemplated under the Stock Exchange Agreement dated June 15, 2010 (the “Exchange Agreement”) with Skin Cancer Scanning Ltd., an Israeli corporation (“SCS”) and all  of its shareholders- Alexander Blaunstein, Eran Moas, Secumedicom Ltd., Dr. Yafim Smolyak, Aliad M.C.S. Ltd., Lior Ben- hur, Borris Krasny, Efi Oshaya, Bunim Brimer, Sharon Brimer, Inbar Brimer andYorkstone Enterprises Ltd.(collectively, the “Sellers”). At the closing the Sellers transferred all of their shares of SCS to Skin Cancer Scanning, Inc., a wholly-owned subsidiary of mBeach incorporated in Nevada, so that mBeach currently owns all of the issued and outstanding shares of SCS. For all the terms of the Exchange Agreement, reference is hereby made to such agreement annexed to the Current Report on Form 8-K filed on June 17, 2010 as Exhibit 10.1. All statements made herein concerning such agreement are qualified by references to said exhibit.

Simultaneous with the closing of the transactions contemplated by the Exchange Agreement, the Sellers consummated the transactions contemplated by the Stock Purchase Agreement dated June 15, 2010 with William Gaffney, the principal shareholder of mBeach. Pursuant to such agreement, William Gaffney transferred all his 156,000,000 shares of common stock of mBeach to the Sellers. These shares represent 91% of the issued and outstanding stock of mBeach. For all the terms of the Stock Purchase Agreement, reference is hereby made to such agreement annexed to the Current Report on Form 8-K filed on June 17, 2010 as Exhibit 10.2. All statements made herein concerning such agreement are qualified by references to said exhibit.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of the date hereof:

The business address of our officers and directors is c/o David Lubin, 5 North Village Avenue, 2nd floor, Rockville Centre, New York 11570.

The following table sets forth certain information regarding the members of our board of directors and our executive officers as of July 13, 2010:

Name	Age	Position
Yossi Biderman	57	President, Chief Financial Officer, Treasurer and Secretary and a Director

William Gaffney	53	Director

William Gaffney has served as our President, Chief Executive Officer and one of our directors since April 24, 2009. Mr. Gaffney joined uVuMobile in September 2007 with a primary focus on sales and business development. uVuMobile provides software to companies that allow them to conduct mobile transactions. Prior to joining uVuMobile, Mr. Gaffney was a business development consultant from October 2006 to September 2007 for Interop Technologies, LLC. From May 2004 to September 2006, Mr. Gaffney was the Director of Business Development for Matestar Electronics, a Chinese OEM manufacturer of audio and video consumer electronic products. From September 1999 to April 2004, Mr. Gaffney was the Founder of Downloadable Technologies, LLC, a leading innovator of digital audio products for the toy industry.

Yossi Biderman was appointed President, Chief Financial Officer, Treasurer and Secretary on July 13, 2010 and a director of June 17, 2010. Since January, 2007, Mr. Biderman has served as the Chief Executive Officer and a director of Skin Cancer Scanning Ltd., an Israeli corporation engaged in the development of a hybrid medical device for the early detection and diagnosis of skin cancer precursors, nevi and tumors. From November 2009 through May 2010 he was the controller and business development for Tigbur, a human resources company listed on the Tel Aviv Stock Exchange. From September 2002 through January 2007 Mr. Biderman was the chief executive officer of DP Electronics Engineering Ltd. Mr. Biderman is a Reserve Colonel with the Israel Defense Forces.

As a result of the transaction with SCS, Mr. Gaffney resigned as the officer of the Company and will resign as a director on the 10th day after the mailing of this information statement.

Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

There are no familial relationships among Mr. Biderman and either Alexander Blaunstein and Bunim Brimmer. Messrs. Biderman, Blaunstein and Brimmer are not directors or officers in any other U.S. reporting companies. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Messrs. Biderman, Blaunstein and Brimmer (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are now required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Board will only consist of one individual. The Company does not currently have a process for securityholders to send communications to the Board.

EXECUTIVE COMPENSATION

Summary Compensation

The table below summarizes all compensation awarded to, earned by, or paid to both to our officers and to our directors for all services rendered in all capacities to us for our fiscal year ended April 30, 2010.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

William Gaffney	2010	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0

William Gaffney was our sole officer from inception until July 13, 2010.

OPTION GRANTS AND EXERCISES
There were no option grants or exercises by any of the executive officers named in the Summary Compensation Table below.

EQUITY INCENTIVE PLAN
We might adopt an equity incentive plan in the future to attract and retain qualified persons to motivate these persons to achieve long-term company goals and to more closely align these persons' interests with those of our other shareholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors will be eligible to participate in the plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
We do not have unexercised options, stock that has not vested, or equity incentive plan awards.

LONG-TERM INCENTIVE PLANS AND AWARDS
We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any Director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or Directors or employees or consultants since we were founded.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, CHANGE-IN-CONTROL ARRANGEMENTS

On July 13, 2010 we entered into an employment agreement with Yossi Biderman, our CEO. Pursuant to the terms of the employment agreement, Mr. Biderman is entitled to $5,000 per month for 18 months, as well as a car and cell phone expenses. If we raise $300,000 or achieve revenue of $750,000, his monthly salary will increase to $10,000, and if we raise in excess of $750,000 or achieve revenues in excess of $1,500,000 his monthly salary will increase to $15,000. If we want to terminate his employment we must give Mr. Biderman 6 months advance notice, unless such termination is for cause.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  table lists,  as of  July 14, 2010,  the number of shares of common  stock  beneficially  owned by (i) each  person  or  entity  known to our Company to be the  beneficial  owner of more than 5% of the  outstanding  common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security.  The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.  Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 172,250,000 shares of our common stock issued and outstanding as of July 14, 2010.  The addresses of the persons below are care of the Company, c/o David Lubin & Associates, PLLC, 5 North Village Avenue, Rockville Centre, NY 11570.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Ownership

Yossi Biderman(1)	20,786,818	12.07%
Alexander Blaunstein(2)	79,418,924	46.11%
Bunim Brimer(3)	15,226,315	8.49%
Lior Ben-hur(4)	13,872,794	7.69%
Efi Oshaya	8,693,776	5.0471%
Borris Krasney(4)	13,861,146	7.68%
Yorkstone Enterprises Ltd.(5)	15,176,317	8.51%
William Gaffney(6)	0	0
Dr. Yafim Smolyak	9,665,630	5.61%
H&H Group Associates LLC(7)	40,104,881	19.61%
All directors and executive officers as a group (2 persons)	129,304,851	68.96%

(1)
Mr. Biderman, a director and sole officer of the Company as of July 13, 2010, owns the shares through Secumedicom Ltd., an Israeli corporation of which he owns 100% and is the sole officer and director.

(2)	Mr. Blaunstein will become a director effective ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1.
(3)
Mr. Brimer will become a director effective ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1. Includes 6,998,082 shares subject to an option agreement. The per share exercise price of said options, which expire March 31, 2012, is 25% less than volume weighted average closing price of a share of our common stock for the five trading days prior to the exercise hereof.

(4)
Includes 8,251,516 shares subject to an option agreement. The per share exercise price of said options, which expire March 31, 2012, is 25% less than volume weighted average closing price of a share of our common stock for the five trading days prior to the exercise hereof.

(5)
Includes 8,845,070 shares subject to an option agreement. The per share exercise price of said options, which expire March 31, 2012, is 25% less than volume weighted average closing price of a share of our common stock for the five trading days prior to the exercise hereof.

(6)
William Gaffney, the former sole officer and a director of the Company, transferred all his 156,000,000 shares to the Sellers pursuant to the Stock Purchase Agreement in connection with the consummation of the transactions contemplated by the Share Exchange Agreement.

(7)
H&H Group Associates LLC, a New York limited liability company, is the holder of warrants, each exercisable for 10,285,994, 10,770,694 and 11,278,193, respectively, shares of common stock of mBeach for an aggregate exercise price of $150,000, 150,000 and $500,000, respectively. The warrants are exercisable for 3 years. The number above includes 7,770,000 held directly by Ariav Eric Weinbaum. The sole member and manager of H&H is Ariav Eric Weinbaum.

All the shares, excluding H&H Group associates, held by the persons indicated above, including the shares which are subject to the respective option agreements, are subject to a lock-up agreement pursuant to which each shareholder agreed not to sell, transfer or otherwise dispose of the shares for 15 months until October 13, 2011.

CHANGE IN CONTROL

Simultaneous with the closing of the transactions contemplated by the Exchange Agreement, the Sellers consummated the transactions contemplated by the Stock Purchase Agreement dated June 15, 2010 with William Gaffney, the principal shareholder of mBeach. Pursuant to such agreement, William Gaffney transferred all his 156,000,000 shares of common stock of mBeach to the Sellers. These shares represent 91% of the issued and outstanding stock of mBeach. For all the terms of the Stock Purchase Agreement, reference is hereby made to such agreement annexed to the Current Report on Form 8-K filed on June 17, 2010 as Exhibit 10.2. All statements made herein concerning such agreement are qualified by references to said exhibit.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our directors, executive officers, stockholders or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On December 18, 2009, William Gaffney loaned us $4,500 for operating capital.  This is a non-interest bearing note. On July 13, 2010, simultaneous with the consummation of the transactions contemplated by the Share Exchange Agreement and Stock Purchase Agreement, Mr. Gaffney forgave the loan.

On July 13, 2010, William Gaffney, the principal shareholder of mBeach, transferred 79,418,924, 20,786,818, and 8,228,233 shares to our officer and directors – Alexander Blaunstein, Secumedicom Ltd. (an Israeli corporation solely controlled by Yossi Biderman), and Bunim Brimer, respectively.

Mr. Biderman is a party to an employment agreement with us as described above.